Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 27, 2015

Re:	Fogo de Chão, Inc.
Registration Statement on Form S-1
File No. 333-203527

Ms. Anne Nguyen Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Parker,

On behalf of our client, Fogo de Chão, Inc. (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1, filed on April 20, 2015 (the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Company’s common shares is expected to be between $14 and $16 per share (after giving effect to an anticipated share split of 31.2876 to one). At the mid-point of this price range, this would result in a pre-Offering valuation of approximately $426.920 million. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above.

Division of Corporation Finance
U.S. Securities and Exchange Commission	2	April 27, 2015

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Lawrence Johnson, Chief Executive Officer
Mr. Albert McGrath, General Counsel
Fogo de Chão, Inc.